UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FORCE PROTECTION, INC.
Full Name of Registrant

Former Name if Applicable

9801 Highway 78, Building No. 1
Address of Principal Executive Office (Street and Number)

Ladson, SC 29456
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Force Protection, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year-ended December 31, 2007 by the prescribed due date.  As described in further detail below, the Company requires additional time to complete its evaluation of its internal control over financial reporting and preparation of the consolidated financial statements.  The Company intends to file its Annual Report on Form 10-K for the year ended December 31, 2007 with the SEC promptly upon the completion of the audit of the consolidated financial statements for the year ended 2007 although it is possible that it will not be filed on or before March 17, 2008.  In turn, Elliott Davis, LLC, the Company’s independent registered public accounting firm, requires additional time to complete its audit procedures in order to provide the Company with its audit report on the audit of the financial statements and of the Company’s internal control over financial reporting.

Although management has not yet completed its evaluation of the Company’s internal control over financial reporting, management had, as of December 31, 2007, identified the following material weaknesses in internal control over financial reporting:

•         Ineffective control over the financial statements closing process;

•         Ineffective controls in accounting for inventory and the associated accounts payable expenses related to the receipt of inventory;

•         Insufficient complement of personnel with an appropriate level of accounting knowledge, experience with the Company, and training in the application of general accepted accounting principles (GAAP) in the United States; and

•         Ineffective controls over the completeness and accuracy of deferred tax balances.

In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the Company has been assessing the effectiveness of its internal control over financial reporting that existed as of December 31, 2007.  As management’s required assessment of internal controls over financial reporting is not complete, it is possible that the Company will identify one or more additional material weaknesses which, individually or in the aggregate, would constitute a material weakness in internal controls over financial reporting in accordance with Section 404 of the Sarbanes Oxley Act of 2002.  Management has concluded that as a result of above-described the material weaknesses, internal controls over financial reporting are not effective as of December 31, 2007.  Management also does not believe that the material weaknesses, or other deficiencies which may be identified, will be remediated by March 31, 2008.  Therefore, the Company expects that internal control over financial reporting is likely to be ineffective as of March 31, 2008 and anticipates that material weaknesses will be identified in its Quarterly Report on Form 10-Q for the first quarter of 2008.

In addition, the Company has also determined that its previously filed interim financial statements for the three and nine month periods ended September 30, 2007 and all public communications of such financial statements should no longer be relied upon because those financial statements contain material misstatements of net income.  Accordingly, the Company plans to restate its historical financial statements for the quarter ended September 30, 2007 and the Company is also reviewing its historical financial statements for the quarter ended June 30, 2007.  The Company is working to complete the restatement of its financial statements for the quarter ended September 30, 2007 and to prepare its financial statements for the year ended December 31, 2007.  The Company is also reviewing its accounting procedures and controls, and the financial reporting processes.

As a result of the scope of the work to be performed to complete its analysis and to identify the material weaknesses in the Company’s internal control over financial reporting, including the need to restate its financial statements, it is not practicable for the Company to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 by the prescribed due date. The Company is working as expeditiously as possible to finalize the financial statements for the fiscal year ended December 31, 2007 and to file amendments to its previously filed Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

Forward-Looking Statements

The information provided in this notice includes forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s Annual Report on Form 10-K for the period ended December 31, 2007 and the restatement of its financial statements set forth in the Quarterly Report on Form 10-Q for the period ended September 30, 2007; our expectation with regard to management’s evaluation of internal control over financial reporting, including management’s inability to remediate weaknesses identified in this notice; the anticipated impact of certain accounting errors and related matters on its results of operations; the Company’s expected reported revenues and expected net sales of GDLS; the scope and number of material weaknesses in internal control over financial reporting and their potential impact on the restatement process.

Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  These statements are based on beliefs and assumptions by Force Protection’s management, and on information currently available to management.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events.  A number of important factors could cause actual result to differ materially from those contained in any forward-looking statements.  Examples of these factors include, but are not limited to, the timing and nature of the final resolution of the accounting issues discussed in this notice; the Company’s ability to identify and remedy internal control weaknesses and deficiencies; its ability to effectively manage the risks in its business; the other factors discussed in this notice; the reaction of the marketplace to the foregoing and any further errors in accounting that the Company may find which could cause the Company to restate our financial statements for additional periods

 (Attach extra Sheets if Needed)

PART IV-OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Michael Moody	843	574-7000
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).                                                                                   Yes ☒     No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                        Yes X ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate or the results cannot be made.

We anticipate that our consolidated statement of operations included in our Annual Report on Form 10-K for the year ended December 31, 2007 will report net sales of approximately $875 million, representing an increase of approximately $679 million from net sales of $196 million for the year ended December 31, 2006.  The increase in net sales was primarily due to contacts awarded under the United States military’s Mine Resistant Ambush Protected (“MRAP”) vehicle program.  Although revenues increased significantly in 2007, we do not expect our net income to be significantly different than the net income of $16.6 million that we reported for the year ended December 31, 2006.

The competitive MRAP vehicle program contract awarded to us, subject to the joint venture agreement with General Dynamics Land Systems, Inc. (“GDLS”), has not been novated from us to Force Dynamics as of December 31, 2007. Therefore, we responsible for and required to account for and report all revenues and related costs associated with this contracts.  This accounting has no effect on our overall net income, but grosses up net sales and cost of sales as a result of GDLS’ participation in the work orders for the MRAP contract.  Vehicles produced by our joint venture partner are purchased by us from them at the sales price we sell the vehicles to the U.S. military, resulting in a zero gross profit for such sales.  Approximate amounts expected to be included in our consolidated statement of operations for the year ended December 31, 2007 related to GDLS’ participation in these contracts are as follows (in millions):

2007
Net sales	$245
Cost of sales	245

FORCE PROTECTION, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 29, 2008	By	/s/ Michael Moody
		Name:	Michael Moody
		Title:	President and Interim Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

February 29, 2008

Force Protection, Inc.

9801 Highway 78, Building No. 1

Ladson, SC  29456

Attn:  President

We have read the statements of Force Protection, Inc.. included in the Form 12b-25, dated March [•], 2008, and we agree with such statements in Part III concerning our firm.

/s/ Elliot Davis, LLC
Columbia, South Carolina

February 29, 2008